UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB’s
PEN250,000,000
5.30 per cent. Notes due 6 July 2029 payable in United States dollars
Series No.: 2065-00-2

Filed pursuant to Rule 3 of Regulation AD
Dated: 1 July 2026

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of PEN250,000,000 5.30 per cent. Notes due 6 July 2029 payable in United States dollars (Series No.: 2065-00-2) (the “Notes”) of the Asian Development Bank (the “ADB”) under its Global Medium-Term Note Program (the “Program”). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1.	Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB’s Global Medium-Term Note Program dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the “Prospectus”), previously filed under a report of the ADB dated 2 February 2021, and in the Pricing Supplement relating to the Notes dated 1 July 2026 (the “Pricing Supplement”), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 13 April 2026, was filed under a report of the ADB dated 13 April 2026.
The global and paying agent of the ADB with respect to the Notes is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom. The calculation agent with respect to the Notes is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom.

Item 2.	Distribution of Obligations

See the Prospectus, pages 66 to 71 and the Pricing Supplement.

As of 1 July 2026, the ADB entered into a Terms Agreement, filed herewith, with Citigroup Global Markets Limited (the “Manager”), pursuant to which the ADB has agreed to issue, and the Manager has agreed to purchase, a principal amount of the Notes aggregating PEN250,000,000 for an issue price of 100 per cent. of the principal amount. For the avoidance of doubt, the aggregate purchase price shall be PEN250,000,000 (payable in U.S.$73,898,906.30). The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 6 July 2026. The Manager proposes to offer all the Notes to the public at the public offering price of 100 per cent. of the principal amount of the Notes.

Item 3.	Distribution Spread

See the Pricing Supplement, pages 3 and 8, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB

Per Unit	100%	0.00%	100%

Total in PEN	PEN250,000,000	PEN0.00	PEN250,000,000

Total in U.S.$	U.S.$73,898,906.30	U.S.$0.00	U.S.$73,898,906.30

Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5.	Other Expenses of Distribution

Item	Amount

Legal Fees	U.S.$5,000*
Listing Fees (Luxembourg)	U.S.$2,106*

*	Asterisks indicate that expenses itemized above are estimates.

3

Item 6.	Application of Proceeds

See the Prospectus, page 6.

Item 7.	Exhibits

(a)	(i)	Prospectus relating to the Global Medium-Term Note Program dated 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

(ii)	Pricing Supplement dated 1 July 2026.

(b)	Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c)	(i)	Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

(ii)	Terms Agreement dated 1 July 2026.

(d)	(i)	Information Statement dated 13 April 2026, previously filed under a report of the ADB dated 13 April 2026.

(ii)	Prospectus and Pricing Supplement (see (a) above).

4

U.K. MiFIR PRODUCT GOVERNANCE / PROFESSIONAL INVESTORS AND ECPs ONLY TARGET MARKET – Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“U.K. MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “U.K. MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

ADB does not fall under the scope of application of Directive 2014/65/EU (as amended, “MiFID II”) or U.K. MiFIR. Consequently, ADB does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of either MiFID II or U.K. MiFIR.

PRICING SUPPLEMENT

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No.: 2065-00-2

PEN250,000,000 5.30 per cent. Notes due 6 July 2029
payable in United States dollars

Issue price: 100 per cent.

Manager

Citigroup

The date of this Pricing Supplement is 1 July 2026.

This pricing supplement (the “Pricing Supplement”) is issued to give details of an issue of PEN250,000,000 5.30 per cent. Notes due 6 July 2029 payable in United States dollars (the “Notes”) by the Asian Development Bank (“ADB”) under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the “Prospectus”) and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 2 December 2025.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Manager to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see “Plan of Distribution” in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank (“ADB”).

2.	Series Number:		2065-00-2.

3.	(i)	Specified Currency (Condition 1(c)):	Peruvian Sol (“PEN”), being the lawful currency of the Republic of Peru.

	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	United States dollars (“U.S.$” or “U.S. dollars”).

	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	U.S. dollars.

	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Not applicable.

4.	Aggregate Nominal Amount:		PEN250,000,000 payable in U.S.$.

5.	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount.

	(ii)	Net proceeds:	PEN250,000,000 (payable in U.S.$ 73,898,906.30 using the U.S.$/PEN exchange rate of 3.3830).

6.	Specified Denominations (Condition 1(a)):		PEN10,000 payable in U.S.$.

7.	(i)	Issue Date (Condition 5(d)):	6 July 2026.

	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable.

8.	Maturity Date or Redemption Month (Condition 6(a)):
6 July 2029, subject to the applicable Business Day Convention (which may be subject to adjustment under “Adjustments to Interest Payment Date, Early Redemption Date and Maturity Date” as set out in the Appendix).

9.	Interest Basis (Condition 5):	Fixed Rate (Condition 5(a)) (further particulars specified below).

10.	Redemption/Payment Basis (Condition 6(a)):	Redemption at par, provided that the Final Redemption Amount shall be payable in U.S.$ determined in accordance with paragraph 23 below.

11.	Change of Interest or Redemption/Payment Basis:	Not applicable.

12.	Put/Call Options (Conditions 6(e) and (f)):	Not applicable.

13.	Status of the Notes (Condition 3):	Senior.

14.	Listing:	Luxembourg Stock Exchange.

15.	Method of distribution:	Non-syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):	Applicable.

(i) Rate(s) of Interest:
5.30 per cent. per annum, payable annually in arrear.

For avoidance of doubt, the interest payment per Specified Denomination shall be computed as follows:

(Specified Denomination x Rate of Interest x Day Count Fraction) with the entire amount rounded to the nearest second decimal place with PEN0.005 being rounded upwards. Such amount shall be converted to U.S.$ in accordance with paragraph 16(xii) below.

(ii)	Interest Payment Date(s):
6 July of each year, commencing on 6 July 2027 up to and including the Maturity Date, subject to the applicable Business Day Convention (which may be subject to adjustment under “Adjustments to Interest Payment Date, Early Redemption Date and Maturity Date” as set out in the Appendix).

(iii)	Interest Period End Date(s):	6 July of each year, commencing on 6 July 2027 up to and including the Maturity Date.

(iv)	Interest Period End Date(s) adjustment:	Unadjusted.

(v)	Business Day Convention:	Following Business Day Convention.

(vi)	Fixed Coupon Amount(s):	PEN530 per Specified Denomination payable in U.S.$ on each Interest Payment Date, provided that the Fixed Coupon Amount shall be payable in U.S.$ in accordance with paragraph 16(xii) below.

(vii)	Broken Amount(s):	Not applicable.

(viii)	Relevant Financial Center:	Lima.

(ix)	Additional Business Center(s) (Condition 5(d)):	New York and London.

(x)	Day Count Fraction (Condition 5(d)):	Actual/Actual (ICMA).

(xi)	Determination Date(s):	6 July of each year, commencing on 6 July 2027 up to and including the Maturity Date.

(xii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:
The interest payment will be paid on each relevant Interest Payment Date in U.S.$ converted from PEN at the applicable Reference Rate (as defined in the Appendix) on the relevant Reference Rate Fixing Date (as defined in the Appendix).

The Fixed Coupon Amount per Specified Denomination payable in U.S.$ shall be PEN530 divided by the Reference Rate (as defined in the Appendix).

Such amount being rounded to the nearest cent, with U.S.$0.005 being rounded upwards.

The resulting figure shall then be multiplied by the number of denominations (obtained by dividing the Aggregate Nominal Amount by the Specified Denomination) to arrive at the total Fixed Coupon Amount.

17.	Floating Rate Note Provisions (Condition 5(b)):	Not applicable.

18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):	Not applicable.

19.	Index-Linked Interest Note Provisions:	Not applicable.

20.	Dual Currency Note Provisions:	Not applicable.

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):	Not applicable.

22.	Put Option (Condition 6(f)):	Not applicable.

23.	Final Redemption Amount:
Aggregate Nominal Amount; provided, however, that the Final Redemption Amount will be paid on the Maturity Date in U.S.$ converted from PEN at the applicable Reference Rate (as defined in the Appendix) on the relevant Reference Rate Fixing Date (as defined in the Appendix).

The Final Redemption Amount per Specified Denomination payable in U.S.$ shall be:  PEN10,000 divided by the Reference Rate (as defined in the Appendix) on the relevant Reference Rate Fixing Date (as defined in the Appendix).

Such amount being rounded to the nearest cent, with U.S.$0.005 being rounded upwards.

The resulting figure shall then be multiplied by the number of denominations (obtained by dividing the Aggregate Nominal Amount by the Specified Denomination) to arrive at the total Final Redemption Amount payable on the Maturity Date.

	(i)	Alternative Payment Mechanism (Conditions 7(a) and (c)):	Not applicable.

	(ii)	Long Maturity Note (Condition 7(f)):	Not applicable.

	(iii)	Variable Redemption Amount (Condition 6(d)):	Not applicable.

24.	Early Redemption Amount:

	(i)	Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):
In the event that the Notes become due and payable as provided in Condition 9, the Early Redemption Amount with respect to each Specified Denomination will be a U.S.$ amount equal to the Redemption Amount that is determined in accordance with “23. Final Redemption Amount” above plus accrued and unpaid interest, if any, as determined in accordance with “16. Fixed Rate Note Provisions (Condition 5(a))”; provided that for the purposes of such determination, the “Reference Rate Fixing Date” shall be the date that is no later than five (5) Valuation Business Days (as defined in the Appendix) prior to the date upon which the Notes become due and payable as provided in Condition 9.

	(ii)	Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:		Registered Notes.

	(i) Definitive Registered Notes:	Registered Global Note available on Issue Date; not exchangeable for individual Definitive Registered Notes.

	(ii) New Safekeeping Structure (NSS Form):	No.

26.	Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):	Not applicable.

27.
Details relating to Partly Paid Notes:  amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:
Not applicable.

28.	Details relating to Installment Notes:	Not applicable.

29.	Redenomination, renominalization and reconventioning provisions:	Not applicable.

30.	Consolidation provisions:	Not applicable.

31.	Other terms or special conditions:	Not applicable.

Distribution

32.	(i) If syndicated, names of Managers:	Not applicable.

	(ii) Stabilizing Manager (if any):	Not applicable.

	(iii) Commissions and Concessions:	0.00 per cent.

33.	If non-syndicated, name of Dealer:	Citigroup Global Markets Limited.

34.	Additional selling restrictions:	The following paragraph shall be deemed to be set out under the heading “Republic of Peru” in the section entitled “Plan of Distribution” in the Prospectus:

“The Dealer has represented, warranted and agreed that it has not offered, sold or otherwise transferred and will not offer, sell or otherwise transfer the Notes as part of its initial distribution or at any time thereafter to or for the benefit of any person (including legal entities) resident, incorporated, established or having their usual residence in the Republic of Peru or to any person located within the territory of the Republic of Peru, unless to the extent otherwise permitted by the laws or regulations of the Republic of Peru.”

Operational Information

35.	(i)	ISIN:	XS3429175857.
	(ii)	CUSIP:	Not applicable.
	(iii)	CINS:	Not applicable.
	(iv)	Other:	Not applicable.

36.	Common Code:		342917585.

37.	Details of benchmarks administrators and registration under Benchmarks Regulation:	Not applicable.

38.	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	Not applicable.

39.	Delivery:	Delivery against payment.

40.	Additional Paying Agent(s) (if any):	Not applicable.

41.	Governing Law:	English.

42.	Intended to be held in a manner which would allow Eurosystem eligibility:	Not applicable.

Additional Information

The Notes are denominated in PEN. Since the Republic of Peru is not an ADB member country, ADB will not enjoy in the Republic of Peru its usual rights, immunities, privileges and exemptions which are conferred upon ADB by the Agreement Establishing the Asian Development Bank and by statutes, laws and regulations of member countries. Such privileges include immunity with respect to exchange controls and an exemption from withholding taxes with respect to payments on ADB’s debt securities.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on 13 April 2026.

Recent Developments

On 4 May 2026, ADB’s Board of Governors approved the following with respect to its 2025 reported net income of U.S.$1,882.8 million after appropriation of guarantee fees to the special reserve:

a.	U.S.$422.9 million representing adjustments for the net unrealized gains for the year ended 31 December 2025, be added to the cumulative revaluation adjustments account;

b.	U.S.$926.4 million be allocated to the ordinary reserve;

c.	U.S.$393.5 million be allocated to the Asian Development Fund;

d.	U.S.$130.0 million be allocated to the Technical Assistance Special Fund; and

e.	U.S.$10.0 million be allocated to the Asia Pacific Disaster Response Fund.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By:	/s/ RAPHAEL BELLAN-PAYRAULT
	Name:	RAPHAEL BELLAN-PAYRAULT
	Title:	Assistant Treasurer

APPENDIX

Provisions Relating to U.S. Dollar Payments

The terms referenced below shall have the following specified meanings:

“Business Days for Payment” means a day other than a Saturday or a Sunday on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Lima, New York and London.

“Calculation Agent” means Citibank, N.A., London Branch.

“Lima Business Day” means a day other than a Saturday or a Sunday on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Lima.

“Maximum Days of Postponement” means fourteen (14) calendar days.

“Price Source Disruption Event” means it becomes impossible to obtain the PEN05 on the Reference Rate Fixing Date (or, if different, the day on which rates for that Reference Rate Fixing Date would, in the ordinary course, be published or announced by the relevant price source). The Calculation Agent shall have sole discretion to declare the occurrence of a Price Source Disruption Event on the Reference Rate Fixing Date.

“Reference Rate” means, in respect of each Reference Rate Fixing Date, the PEN/USD average exchange rate in the interbank market, expressed as the amount of PEN per one USD, for settlement on the same day, as reported by the Banco Central de Reserva del Peru (Central Reserve Bank of Peru) (www.bcrp.gob.pe) as the “Tipo de Cambio Interbancario Promedio”, at approximately 2:00 p.m. Lima time, on such Reference Rate Fixing Date  (“PEN05”) and published on Bloomberg Screen FIXI appearing under the heading “Emerging Markets Fixings” on the relevant Reference Rate Fixing Date, provided that the PEN/USD exchange rate published by Banco Central de Reserva del Peru shall prevail in case of a discrepancy with the PEN/USD exchange rate published by Bloomberg, provided further that if a Price Source Disruption Event shall occur, the Calculation Agent shall apply the following procedures for the determination of the Reference Rate in respect of the Interest Payment Date, Maturity Date or other date on which an amount in respect of the Notes is due and payable in accordance with Condition 9 of the Prospectus (the “Early Redemption Date”), as the case may be, in the following order, until such Reference Rate can be determined:

(i)	Valuation Postponement as defined below; and
(ii)	Calculation Agent Determination of Reference Rate as set forth below.

The Calculation Agent shall notify the Issuer as soon as reasonably practicable that the Reference Rate is to be so determined.

If Annex A to the 1998 FX and Currency Option Definitions published by the International Swaps and Derivatives Association, Inc., the Emerging Markets Traders Association and the Foreign Exchange Committee (the “FX Definitions”) is amended such that PEN05 is amended or replaced by a successor price source for the PEN/USD average exchange rate in such Annex A to the FX Definitions (the “Successor Price Source Definition”), then the applicable PEN/USD average exchange rate for the relevant Reference Rate Fixing Date will be determined in accordance with such Successor Price Source Definition.

“Reference Rate Fixing Date” means the relevant Scheduled Reference Rate Fixing Date (as defined below), provided:

(i)
if such date is not a Valuation Business Day (as defined below) nor an Unscheduled Holiday (as defined below), the Reference Rate Fixing Date shall be the first Valuation Business Day preceding the Scheduled Reference Rate Fixing Date;

(ii)	in the event of an Unscheduled Holiday occurring on the Scheduled Reference Rate Fixing Date, the Reference Rate Fixing Date shall be the next succeeding Valuation Business Day; and

(iii)	in the event that a Price Source Disruption Event occurs, the Reference Rate Fixing Date shall be subject to Valuation Postponement (as defined below).

In the event the Scheduled Reference Rate Fixing Date is postponed after the occurrence of an Unscheduled Holiday, and if the Reference Rate Fixing Date has not occurred on or before the 14th consecutive calendar day after the Scheduled Reference Rate Fixing Date (any such period being a “Deferral Period”), then the next day after the Deferral Period that would have been a Valuation Business Day but for the Unscheduled Holiday, shall be deemed to be the Reference Rate Fixing Date.

“Scheduled Reference Rate Fixing Date” means the date that is five (5) Valuation Business Days prior to the Interest Payment Date, Early Redemption Date or the Maturity Date, as the case may be, subject to adjustment in accordance with the Preceding Business Day Convention; provided however, that, in the event of an Unscheduled Holiday (as defined below), it is subject to adjustment in accordance with the Following Business Day Convention.

“Unscheduled Holiday” means a day that is not a Lima Business Day and the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m. local time in Lima, two (2) Lima Business Days prior to the Reference Rate Fixing Date.

“Valuation Business Day” means a day other than a Saturday or a Sunday on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Lima and New York.

“Valuation Postponement” means, for purposes of obtaining the Reference Rate, that the Reference Rate will be determined by the Calculation Agent on the Valuation Business Day first succeeding the day on which the Price Source Disruption Event ceases to exist, unless the Price Source Disruption Event continues to exist (measured from the date, that, but for the occurrence of the Price Source Disruption Event, would have been the Scheduled Reference Rate Fixing Date) for a consecutive number of calendar days equal to the Maximum Days of Postponement. In such event, the Reference Rate will be determined on the next Valuation Business Day after the Maximum Days of Postponement in accordance with the Calculation Agent Determination of Reference Rate.

Adjustments to Interest Payment Date, Early Redemption Date and Maturity Date:

If a Scheduled Reference Rate Fixing Date is postponed as described in “Reference Rate Fixing Date” or “Reference Rate” above, then, in each such case, the Interest Payment Date, Early Redemption Date or the Maturity Date relating to the Scheduled Reference Rate Fixing Date shall be as soon as practicable, but in no event later than five (5) Business Days for Payment after the date on which the Reference Rate is determined.

If any Interest Payment Date, Early Redemption Date or Maturity Date is adjusted in accordance with the preceding sentence, then such adjustment (and the corresponding payment obligations to be made on such dates) shall apply only to such Interest Payment Date, Early Redemption Date or Maturity Date, as applicable, and no further adjustment shall apply to the amount payable.

Calculation Agent Determination of Reference Rate

In the event that the Reference Rate cannot be determined pursuant to and within the time periods set forth in respect of the Valuation Postponement, then the Reference Rate shall be determined by the Calculation Agent acting in good faith and in a commercially reasonable manner, having taken into account relevant market practice.

Cumulative Events

Notwithstanding anything herein to the contrary, in no event shall the total number of consecutive calendar days during which either (i) valuation is deferred due to an Unscheduled Holiday, or (ii) a Valuation Postponement shall occur (or any combination of (i) and (ii)), exceed 14 consecutive calendar days in the aggregate. Accordingly, (x) if, upon the lapse of any such 14 day period, an Unscheduled Holiday shall have occurred or be continuing on the day following such period that otherwise would have been a Valuation Business Day, then such day shall be deemed to be the Reference Rate Fixing Date, and (y) if, upon the lapse of any such 14 day period, a Price Source Disruption Event shall have occurred or be continuing on the day following such period, then Valuation Postponement shall not apply and the Reference Rate shall be determined in accordance with the Calculation Agent Determination of Reference Rate.

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

GLOBAL AGENT

Citibank, N.A., London Branch
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB
United Kingdom

LUXEMBOURG LISTING AGENT

BNP PARIBAS, Luxembourg Branch
60 Avenue J.F. Kennedy
L-1855 Luxembourg

Citigroup Centre, Canada Square, Canary Wharf London E14 5LB United Kingdom	T +44 (0)20 7986 4000 F +44 (0)20 7986 2266

TERMS AGREEMENT NO. 2065-00-2

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

PEN250,000,000 5.30 per cent. Notes due 6 July 2029

payable in United States dollars

1 July 2026

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention: Assistant Treasurer, Funding Division

Citigroup Global Markets Limited (the “Dealer”) agrees to purchase from the Asian Development Bank (“ADB”) its PEN250,000,000 5.30 per cent. Notes due 6 July 2029 payable in United States dollars (the “Notes”) described in the pricing supplement dated as of the date hereof relating thereto (the “Pricing Supplement”) and the related Prospectus dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the “Prospectus”) at 10:00 a.m., London time, on 6 July 2026 (the “Settlement Date”) at an aggregate purchase price of PEN250,000,000 payable in United States dollars in the amount of U.S.$73,898,906.30 on the terms set forth herein and in the Standard Provisions dated as of 9 December 2020 (the “Standard Provisions”) relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference. In so purchasing the Notes, the Dealer understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to, and agrees with, the Dealer that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as though made at and as of the Settlement Date.

The Dealer warrants and covenants that this Terms Agreement has been duly authorized, executed and delivered by it, and that such execution and delivery does not, and the performance by it of its obligations hereunder will not, contravene any provision of applicable law or its articles of association or equivalent constitutive documents or any judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over it. The Dealer warrants and covenants to ADB that the warranties of the Dealer set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of the Dealer to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB’s representations and warranties contained in the Standard Provisions and to ADB’s performance and observance of all applicable covenants and agreements contained herein and therein. The obligation of the Dealer to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by the Dealer of the document referred to in Section 6(c)(i) of the Standard Provisions.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “U.K. MiFIR Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the U.K. MiFIR Product Governance Rules:

(a)        the Dealer (the “U.K. Manufacturer”) understands the responsibilities conferred upon it under the U.K. MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any announcements in connection with the Notes; and

(b)        ADB notes the application of the U.K. MiFIR Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the U.K. Manufacturer and the related information set out in the Pricing Supplement in connection with the Notes.

ADB certifies to the Dealer that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

                The following additional terms shall apply to the issue and purchase of Notes:

1.          ADB agrees that it will issue the Notes and the Dealer agrees to purchase the Notes at the aggregate purchase price specified above.

2.        Payment for the Notes shall be made on the Settlement Date by the Dealer to Citibank, N.A., London Branch for transfer in immediately available funds to an account designated by ADB. Delivery of the Notes shall be made to Citibank Europe plc, as common depositary for Euroclear and Clearstream, Luxembourg, for the account of the Dealer.

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3.        ADB hereby appoints the Dealer as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The Dealer shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The Dealer acknowledges having requested and received, or waived receipt of, a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto.

4.            In consideration of ADB appointing the Dealer as a Dealer solely with respect to this issue of Notes, the Dealer hereby undertakes for the benefit of ADB that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5.          The Dealer acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Dealer that have arisen prior to such termination.

6.           The Dealer represents, warrants and agrees that:

(a)    it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to ADB; and

 (b)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

7.           The Dealer represents, warrants and agrees that it has not offered, sold or otherwise transferred and will not offer, sell or otherwise transfer the Notes as part of its initial distribution or at any time thereafter to or for the benefit of any person (including legal entities) resident, incorporated, established or having their usual residence in the Republic of Peru or to any person located within the territory of the Republic of Peru, unless to the extent otherwise permitted by the laws or regulations of the Republic of Peru.

8.           For purposes hereof, the notice details of the Dealer are as follows:

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

Attention:	MTN Desk
Tel:	+44 20 7986 1984
Email:	mtndesk@citi.com

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9.         All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

The Standard Provisions and this Terms Agreement, and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the laws of England.

Except for the rights of Indemnified Parties to enforce the indemnities provided under Section 7 of the Standard Provisions, a person who is not a party to this Terms Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Standard Provisions or this Terms Agreement. Any date or period specified in the Standard Provisions or this Terms Agreement may be postponed or extended by mutual agreement between ADB and the Dealer but, as regards any date or period originally fixed or so postponed or extended, time shall be of the essence. The Standard Provisions and this Terms Agreement, and any documents entered into pursuant thereto, constitute the entire agreement between ADB and the Dealer in relation to the subject matter thereof and supersede and extinguish, and each of ADB and the Dealer in entering into this Terms Agreement and such other documents agrees that it does not rely on and shall have no remedy in respect of, all prior drafts and all prior agreements, understandings, undertakings, arrangements, representations and warranties (of any nature whatsoever, of any person whether party to this Terms Agreement or not and whether written or oral) in relation to such subject matter other than as expressly set out in the Standard Provisions and this Terms Agreement, save that nothing herein shall exclude or limit any liability or remedy arising as a result of fraud or affect or diminish ADB’s or the Dealer’s liability under Section 7 of the Standard Provisions.

With respect to any legal action or proceedings (“Proceedings”) arising out of or in connection with this Terms Agreement, each of the parties irrevocably submits to the exclusive jurisdiction of the courts of England, provided, however, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the “Charter”), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Law Debenture Corporate Services Limited at 8th Floor, 100 Bishopsgate, London EC2N 4AG, United Kingdom as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the Dealer of such appointment in accordance with Section 10 of the Standard Provisions and this Terms Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

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Nothing in this Terms Agreement shall be construed as an express or implied waiver, renunciation or other modification of any immunities, privileges or exemptions of ADB accorded under the Charter, international convention or any applicable law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

CITIGROUP GLOBAL MARKETS LIMITED

By:	/s/ Vincenzo Botta
Name:	Vincenzo Botta
Title:	Authorised Signatory

[Signature continued on following page.]

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CONFIRMED AND ACCEPTED, as of the date first written above:

ASIAN DEVELOPMENT BANK

By:	/s/ RAPHAEL BELLAN-PAYRAULT
Name:	RAPHAEL BELLAN-PAYRAULT
Title:	Assistant Treasurer

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